Pricing Supplement dated August 11, 2000 (To Prospectus dated October 30, 1996 and Prospectus Supplement dated August 24, 1999)

               SUN COMMUNITIES OPERATING LIMITED PARTNERSHIP
                       Medium-Term Notes - Fixed Rate


Principal Amount: $100,000,000     Interest Rate: 8.20%   Issue Price: 99.781%

Agents' Discount Commission: 0.60%       Original Issue Date: August 15, 2000
Stated Maturity Date: August 15, 2008

Net Proceeds to Issuer: $99,181,000

CUSIP No. 86667PAC1


Interest Payment Dates: February 15 and August 15

Redemption:

/ / The Notes cannot be redeemed prior to the Stated Maturity Date.
/X/ The Notes may be redeemed prior to the Stated Maturity Date.
    Initial Redemption Date: See Additional/Other Terms.
    Initial Redemption Percentage/Redemption Price: See Additional/Other Terms. Annual Redemption Percentage Reduction: N/A

Optional Repayment:

/X/ The Notes cannot be repaid prior to the Stated Maturity Date.
/ / The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
    Optional Repayment Dates:
    Repayment Price: ____%

Currency:

    Specified Currency: U.S. Dollars
    (If other than U.S. Dollars, see attached)
    Minimum Denominations:
    (Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount ("OID"):            Yes / /            No /X/
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Form:    /X/ Book-Entry    / / Certificated

Agent:   /X/ Lehman Brothers Inc.

         /X/ Other (names):  Donaldson, Lufkin & Jenrette
                             A. G. Edwards & Sons, Inc.

Agent acting in the capacity as indicated below:

         / / Agent           /X/ Principal

If as principal:

         / / The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

        /X/ The Notes are being offered at a fixed initial public offering price of 99.781% of Principal Amount.

If as Agent:

         The Notes are being offered at a fixed initial public offering price of __% of Principal Amount.

Exchange Rate Agent: N/A

Plan of Distribution:

         Affiliates of Lehman Brothers, one of the initial purchasers of this offering, is a lender on our $125 million unsecured line of credit and, upon application of the net proceeds from this offering, will receive $21.2 million as their proportionate share of the amount of this line of credit to be repaid.

Additional/Other Terms:

         The Notes will be our direct, unsecured obligations and will rank pari passu with all of our other unsecured indebtedness from time to time outstanding. The Notes will be recourse to all of our assets, but will be non-recourse with respect to our partners, including Sun Communities, Inc., our general partner. The Notes will be effectively subordinated to: (i) the prior claims of each secured mortgage lender to any specific property which secures such lender's mortgage; and (ii) any claims of creditors of those partnerships in which Sun owns a minority interest other than through us. Neither we nor Sun are currently aware of any such claims against such partnerships. Moreover, under the terms of the Indenture, such partnerships are prohibited from incurring unsecured indebtedness. Any secured indebtedness of such partnerships is consolidated in our financial statements and treated as Debt for purposes of the Indenture.

         Optional Redemption. The Notes may be redeemed at any time at our option, in whole or in part, upon prior notice of not more than 60 nor less than 30 days, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such Note.

         Definitions. Terms used but not defined herein shall have the meanings set forth in the Indenture. The following terms shall have the following meanings:

         "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

         "Reinvestment Rate" means .25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

         "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by us.